The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

06019553

December 21, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Agreement regarding alliance between Hana Bank and The Sumitomo Trust & Banking Co., Ltd in real estate business

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

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Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Junichi Sayato
Title: General Manager

<For reference>

December 21, 2006

Hana Bank Co., Ltd.
The Sumitomo Trust & Banking Co., Ltd.

Agreement regarding alliance between Hana Bank and The Sumitomo Trust & Banking Co., Ltd in real estate business

Hana Bank Co., Ltd. (Hana Bank) and The Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) announced that they have made alliance focusing on mutual introduction of customers in real estate business. It will become the first step of business alliances to enhance each company's strength in Asian market of remarkable economic growth, particularly in Japan and Republic of Korea.

1. Outline and objective of the business alliance

   Hana Bank and Sumitomo Trust agreed to make alliance in real estate business focusing on mutual offering of real estate investment information and introduction of customers in both countries in order to meet each company's customer needs of foreign real estate investment.

   With this alliance, they intend to enhance the level of services they could offer to their customers through mutual introduction of customers, sharing of high quality real estate investment information, and offering of each country's financial and real estate market information.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654